Tel Aviv, August 21, 2015

Our ref: 15080/1250

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549

Re: Kitov Pharmaceuticals Holdings Ltd.

Confidential Draft Registration Statement on Form F-1

Submitted July 20, 2015

CIK No. 0001614744

Dear Mr. Riedler:

On behalf of Kitov Pharmaceuticals Holdings Ltd. (the “Company”), we provide the Company’s responses to the comment letter dated August 11, 2015 relating to the above referenced filing.

For your convenience, the comments of the Staff of the Securities and Exchange Commission (the “Staff”) have been restated below in their entirety in bold, with the response to each comment set forth immediately under the respective comment. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the above referenced Confidential Draft Registration Statement on Form F-1 (the “Registration Statement”). Simultaneously herewith, the Company is submitting a further amended Draft Registration Statement.

Cover Page

1. Please clarify here and throughout your registration statement whether the warrants you are offering will be packaged and sold with the ADSs or will be sold separately.

In response to the comment, the Company has revised the Registration Statement to clarify that the ADSs and warrants will be separately issued, but the ADSs and warrants will be issued and sold to purchasers in equal proportion. See for example, disclosure on revised prospectus cover page and revised page 4.

Table of Contents

2. Please remove the last two sentences from the fourth paragraph after the table of contents, as they could be construed as an attempt to disclaim responsibility for information included in your registration statement. Similarly, please remove the sentence on page 28 that notes that you have not independently verified information obtained from industry and other sources.

In response to the comment, the Company has revised the Registration Statement to remove the last two sentences from the fourth paragraph after the table of contents as well as the sentence on former page 28 that notes that the Company has not verified information obtained from industry and other sources.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

August 20, 2015

Prospectus Summary

Our company, page 1

3. Please revise your description of KIT-301 to note that naproxen is a generic drug and identify the other generic drug included in the composition of this product.

In response to the comment, the Company has revised the Registration Statement to include a description of naproxen as a generic drug and to identify isradipine as the other generic drug included in the composition of KIT-301. See, for example, disclosure on revised pages 1, 35, 43, and 48.

4. Please revise your description of KIT-302 to identify its generic drug component in addition to celecoxib. Please also state, if true, that celecoxib is the active ingredient in the branded drug Celebrex where they first mention it.

In response to the comment, the Company has revised the Registration Statement to identify amlodipine besylate as part of the generic drug component of KIT-302 in addition to celecoxib, and to describe celecoxib as the active ingredient in the branded drug Celebrex®. See, for example, disclosure on revised pages 1, 35, 43, and 48.

5. Here, and wherever else in your registration statement that you state you will “consider” the further development of KIT-301, please elaborate on what the current status of this product candidate is and the reason(s) you are apparently not pursuing its development at this time.

In response to the comment, the Company has revised the Registration Statement to include a description of the current status of the development of KIT-301 as having an active investigational new drug, or IND, and the reasons the Company is not pursuing the development of KIT-301 at this time, and in particular, due to the need to allocate resources for advancing the development of KIT-302. See, for example, disclosure on revised pages 1, 35, 43, and 48.

Risks associated with our business, page 3

6. Please include a bullet point relating to the risk stemming from the patent protection currently enjoyed by celecoxib and Celebrex.

In response to the comment, the Company has revised the Registration Statement to include a bullet point relating to the risk stemming from patent protection currently enjoyed by celecoxib and Celebrex®, scheduled to expire in December, 2015. See, for example, disclosure on revised page 3.

Use of Proceeds, page 30

7. Here and on page 4 of the prospectus summary please amend your disclosure to indicate the approximate amount of net proceeds you intend to allocate toward the expansion of your clinical development pipeline.

In response to the comment, the Company has revised the Registration Statement to include an approximation of the net proceeds the Company intends to allocate towards expansion of its clinical development pipeline and additional drug products. See, for example, disclosure on revised pages 4 and 30.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

August 20, 2015

Business

Intellectual Property, page 50

8. Please amend your disclosure to describe the nature of the patent protection that each application may confer such as composition of matter, method of use, method of manufacturing, etc. Also, please indicate approximately when the patents you are applying for would, if granted, expire in each of the five jurisdictions.

In response to the comment, the Company has revised the Registration Statement to include a description of the nature of the patent protection that each application may confer and an indication of approximately when the patents the Company is applying for would, if granted, expire in each of the five jurisdictions. See, for example, disclosure on revised page 51.

Management

Executive compensation, page 63

9. Please file the three agreements with management you describe on pages 64-66 as exhibits.

In response to the comment, the Company respectfully advises the Staff that it is a foreign private issuer that furnishes compensatory information required by Items 6.B and 6.E.2 of Form 20-F, and it is therefore deemed compliant with Item 402(a)(1) of Regulation S-K. Accordingly, the Company respectfully advises the Staff that it is exempt from filing the three agreements with management described on former pages 64-66 as exhibits pursuant to Item 601(b)(10)(c)(5) of Regulation S-K.

Taxation and Government Programs

Passive Foreign Investment Company Consequences, page 104

10. Please indicate whether you were classified as a PFIC in fiscal 2014.

In response to the comment, the Company has revised the Registration Statement to indicate that it was not classified as a PFIC in the fiscal year 2014. See disclosure on revised page 104.

Exhibits and financial statement schedules, page II-3

11. Please tell us whether you intend to submit an application for confidential treatment for any of your exhibits. If so, please indicate this by including a separate footnote next to the agreement listed here.

The Company respectfully advises the Staff that it intends to submit an application for confidential treatment for Exhibit 10.1 and has revised the Registration Statement to include a separate footnote indicating that it has filed a separate confidential treatment request with the Securities and Exchange Commission for certain omitted portions of Exhibit 10.1.

Other Comments

12. Please be advised that we will defer any further review of your registration statement until such time as you have identified an underwriter(s) for your offering.

In response to the comment, the Company has revised the Registration Statement to identify Rodman & Renshaw, a unit of H.C. Wainwright & Co., as the sole manager of the offering and as representative of the underwriters. See disclosure on revised prospectus cover page and outside back cover page.

13. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that neither the Company, nor anyone authorized to do so on the Company’s behalf, intends to present potential investors with any written communications, as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

August 20, 2015

14. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

The Company confirms that the graphics included in the Registration Statement are the only graphics that the Company will use in the prospectus.

15. We note that several exhibits have yet to be submitted for our review. Please submit these exhibits to us as soon as practicable after their completion. Please be advised that once you file your registration statement publicly you must also file each exhibit as well, even if you have already submitted them to us as part of your confidential submission.

The Company acknowledges the Staff's comments and submits herewith Exhibit 10.1 (Development Services Agreement, dated as of April 1, 2014, by and between Kitov Pharmaceuticals Holdings Ltd. and Dexcel Ltd.) and Exhibit 10.3 (Change Order Forms under Master Research Services Agreement between Kitov Pharmaceuticals Holdings Ltd. and Java Clinical Research Limited dated March 26, 2014, September 22, 2014, and April 2, 2015), and will submit outstanding exhibits once in final form.

* * * * *

We would be happy to discuss any questions or comments you might have regarding the responses set forth herein. Please do not hesitate to call the undersigned at +972 (3) 607-4475.

Very Truly Yours,

/s/ Perry Wildes

Perry Wildes, Adv.

cc: Simcha Rock, Chief Financial Officer, Kitov Pharmaceuticals Holdings Ltd.